

Mail Stop 3561

October 12, 2016

Via Email
Mr. Patrick Evans
President and Chief Executive Officer
Mountain Province Diamonds, Inc.
161 Bay Street Suite 2315
P.O. Box 216
Toronto, Ontario, Canada MSJ 2S1

Re: Mountain Province Diamonds, Inc.
Form 20-F for the Year Ended December 31, 2015
Filed March 30, 2016
File No. 1-32468

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015
Diamond Valuations, page 39

1. We note your proven and probable reserves for the Gahcho Kué project are based on the report "Re-Price & Modelling of the Average Price of Diamonds from the Gahcho Kué Diamond Project – February 2014" prepared by WWW International Diamond Consultants. Please forward to our engineer as supplemental information and not as part of your filing, this information with any updates that established the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

    - Description and examples of your cut-off calculation procedures.
    - Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 8. Decommissioning and Restoration Liability, page 26

2. In future filings, please disclose the nature of the change in estimate of discounted cash flows for 2015, along with the other information required by paragraphs 39 and 40 of IAS 8. Please also provide us your proposed disclosure.

Form 6-K dated August 12, 2016
Exhibit 99.2 – Interim Financial Statements for the Three and Six Months Ended June 30, 2016
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income, page 5

3. In your statements of comprehensive (loss) income, you present the loss for the period from operations subtotal. Please tell us how you considered the guidance in IAS 1.BC56 in determining that the accretion expense on your decommissioning and restoration liability would not be regarded as operating in nature and, thus, could be excluded from the loss for the period from operations subtotal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler at (202) 551-3718 if you have questions regarding the engineering comment and related matters. Please contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining